Exhibit 99.1

Constellium Reports Second Quarter 2018 Results

Amsterdam – July 24, 2018 – Constellium N.V. (NYSE: CSTM) today reported results for the second quarter ended June 30, 2018.

Second quarter 2018 highlights:

•	Shipments of 397 thousand metric tons, up 4% compared to Q2 2017; Automotive shipments increased 20%

•	Revenue of €1.5 billion, up 7% compared to Q2 2017

•	Net income of €55 million compared to net income of €15 million in Q2 2017

•	Adjusted EBITDA of €151 million, up 19% from Q2 2017

First half 2018 highlights:

•	Shipments of 785 thousand metric tons, up 4% compared to H1 2017

•	Revenue of €2.9 billion, up 6% compared to H1 2017

•	Net income of €31 million compared to net income of €28 million in H1 2017

•	Adjusted EBITDA of €268 million, up 22% from H1 2017

•	Net debt / LTM Adj. EBITDA of 4.3x compared to 5.1x at June 30, 2017

•	Project 2019 run-rate cost savings of €32 million achieved as of June 30, 2018

•	Completed the sale of the North Building Assets of the Sierre plant in Switzerland to Novelis for €200 million in July

Jean-Marc Germain, Constellium’s Chief Executive Officer said, “Constellium delivered strong results in the second quarter. Each business unit reported record quarterly Adjusted EBITDA. Healthy end market demand, solid operational performance, and a focus on reducing costs through Project 2019 contributed to our results. While global trade remains a source of uncertainty, we are optimistic about our prospects for the remainder of the year and are therefore increasing our Adjusted EBITDA growth guidance to a range of 11% to 13%.”

Mr. Germain continued, “Our positive momentum continues to build. Given our performance and current outlook, we now expect over €500 million of Adjusted EBITDA in 2019, which is one year ahead of our previous guidance of 2020. Our focus remains on executing on our strategy and increasing value for our shareholders.”

•	Group Summary

	Q2 2018	Q2 2017	Var.	H1 2018	H1 2017	Var.
Shipments (k metric tons)	397	383	4%	785	758	4%
Revenue (€ millions)	1,474	1,382	7%	2,860	2,710	6%
Net income (€ millions)	55	15	n.m.	31	28	n.m.
Adjusted EBITDA (€ millions)	151	127	19%	268	220	22%
Adjusted EBITDA per metric ton (€)	380	330	15%	341	290	18%

The difference between the sum of reported segment revenue and total group revenue includes revenue from certain non-core activities and inter-segment eliminations. The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

For the second quarter of 2018, shipments of 397 thousand metric tons increased 4% compared to the second quarter of last year due to higher shipments in each of our segments. Revenue of €1.5 billion increased 7% compared to the second quarter of last year due primarily to higher aluminium prices and higher shipments. Net income of €55 million compares to net income of €15 million in the second quarter of 2017. Adjusted EBITDA of €151 million increased 19% from the second quarter of last year on improved results in each of our segments.

For the first half of 2018, shipments of 785 thousand metric tons increased 4% compared to the first half of last year on higher shipments in each of our segments. Revenue of €2.9 billion increased 6% compared to the first half of last year due primarily to higher aluminium prices and higher shipments. Net income of €31 million compares to net income of €28 million in the first half of 2017. Adjusted EBITDA of €268 million increased 22% compared to the first half of last year on improved results in each of our segments.

•	Results by Segment

•	Packaging & Automotive Rolled Products (P&ARP)

	Q2 2018	Q2 2017	Var.	H1 2018	H1 2017	Var.
Shipments (k metric tons)	266	258	3%	525	512	3%
Revenue (€ millions)	801	736	9%	1,539	1,441	7%
Adjusted EBITDA (€ millions)	75	57	30%	126	98	29%
Adjusted EBITDA per metric ton (€)	279	221	26%	239	191	25%

Second quarter Adjusted EBITDA increased compared to the second quarter of 2017 primarily due to higher volumes, including increased Automotive rolled product shipments, good cost control and favorable metal costs partially offset by incremental costs from the ramp up of our automotive programs and foreign exchange translation.

For the second quarter of 2018, shipments of 266 thousand metric tons increased 3% from the second quarter of last year due to a 27% increase in Automotive rolled product shipments, partially offset by lower Packaging rolled product shipments. Revenue of €801 million increased 9% compared to the second quarter of 2017 primarily as a result of higher aluminium prices.

For the first half of 2018, Adjusted EBITDA of €126 million increased 29% compared to the same period of the prior year primarily due to higher volumes, including increased Automotive rolled product shipments, favorable metal costs and good cost control partially offset by incremental costs from the ramp up of our automotive programs and foreign exchange translation. Shipments of 525 thousand metric tons increased 3% compared to the same period of last year as higher Automotive rolled product shipments were partially offset by lower Packaging rolled product shipments. Revenue of €1.5 billion increased 7% compared to the first half of last year due primarily to higher aluminium prices and higher shipments.

•	Aerospace & Transportation (A&T)

	Q2 2018	Q2 2017	Var.	H1 2018	H1 2017	Var.
Shipments (k metric tons)	65	63	1%	129	124	4%
Revenue (€ millions)	356	366	(3)%	699	709	(1)%
Adjusted EBITDA (€ millions)	43	41	8%	77	69	12%
Adjusted EBITDA per metric ton (€)	681	639	7%	600	554	8%

Second quarter Adjusted EBITDA increased as compared to the second quarter of 2017 due to good cost control and higher shipments partially offset by weaker price and mix, unfavorable metal costs and foreign exchange translation.

For the second quarter of 2018, shipments of 65 thousand metric tons increased 1% compared to the second quarter of last year due to slightly higher aerospace rolled product shipments. Revenue of €356 million decreased 3% compared to the second quarter of 2017 on weaker price and mix and foreign exchange translation partially offset by higher aluminium prices.

For the first half of 2018, Adjusted EBITDA of €77 million increased 12% compared to the first half of last year on good cost control and continued success in developing TID end markets partially offset by weaker price and mix, unfavorable metal costs and foreign exchange translation. Shipments of 129 thousand metric tons increased 4% compared to the same period of the prior year on higher Transportation, Industry and Other rolled product shipments. Revenue of €699 million decreased 1% compared to the first half of last year as higher shipments and higher aluminium prices were offset by weaker price and mix and foreign exchange translation.

•	Automotive Structures & Industry (AS&I)

	Q2 2018	Q2 2017	Var.	H1 2018	H1 2017	Var.
Shipments (k metric tons)	66	62	7%	131	122	8%
Revenue (€ millions)	327	288	13%	644	574	12%
Adjusted EBITDA (€ millions)	39	33	19%	75	64	17%
Adjusted EBITDA per metric ton (€)	585	530	10%	569	522	9%

Second quarter Adjusted EBITDA increased compared to the second quarter of 2017 primarily due to higher shipments of both Automotive and Other extruded products on strong market demand and improved price and mix.

For the second quarter of 2018, shipments of 66 thousand metric tons increased 7% compared to the second quarter of last year. Revenue of €327 million increased 13% compared to the second quarter of 2017 on higher shipments, improved price and mix and higher aluminium prices.

For the first half of 2018, Adjusted EBITDA of €75 million increased 17% compared to the first half of last year on higher shipments and improved price and mix. Shipments of 131 thousand metric tons increased 8% compared to the first half of last year due to higher shipments of both Automotive and Other extruded products on strong market demand. Revenue of €644 million increased 12% compared to the first half of 2017 on higher shipments, improved price and mix and higher aluminium prices.

•	Net Income

For the second quarter of 2018, net income of €55 million compares to net income of €15 million in the second quarter of last year. The change in net income is primarily attributable to the improvement in Adjusted EBITDA, a favorable change in the value of unrealized derivatives and favorable metal price lag, partially offset by higher income tax expense.

For the first half of 2018, net income of €31 million compares to net income of €28 million in the first half of last year. The change in net income is primarily attributable to the improvement in Adjusted EBITDA, lower financing costs compared to the first half of 2017 that included the costs of the refinancing completed in that period and lower income tax expense, partially offset by an unfavorable change in the value of unrealized derivatives and gains from pension and benefit plan amendments in the first half of 2017.

•	Cash Flow and Liquidity

For the first half of 2018, Free Cash Flow was an outflow of €110 million as compared to an outflow of €54 million in the same period of the prior year. The change was primarily due to higher working capital, partially offset by higher Adjusted EBITDA, lower capital expenditures and lower interest paid.

Cash flows used in operating activities were €6 million for the first half of 2018 as compared to cash flows from operating activities of €81 million in the first half of last year. Constellium reduced factored receivables by €7 million in the first half of 2018 as compared to a decrease of €78 million in the first half of last year.

Cash flows used in investing activities were €104 million for the first half of 2018 as compared to cash flows used in investing activities of €135 million last year.

Cash flows from financing activities were €7 million for the first half of 2018 as compared to cash flows used in financing activities of €2 million in the first half of last year.

Liquidity at June 30, 2018 was €561 million, comprised of €166 million of cash and cash equivalents and €395 million available under our committed lending facilities and factoring arrangements. Liquidity at December 31, 2017 was €531 million.

Net debt was €2,038 million at June 30, 2018, as compared to €1,889 million at December 31, 2017.

•	Outlook

We expect Adjusted EBITDA growth in a range of 11% to 13% in 2018 and in the high single digits in 2019, leading to over €500 million of Adjusted EBITDA in 2019.

The Company is not able to provide a reconciliation of this Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, it is unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income in the future.

Other Recent Developments

In July, Constellium completed the sale of the North Building Assets of its Sierre plant in Switzerland previously leased to Novelis for €200 million. In addition to the transaction, Constellium contributed the plant’s shared infrastructure to a 50-50 joint venture with Novelis. Constellium will continue to own and operate its cast houses, plate and extrusion manufacturing plants and other manufacturing assets at the Sierre plant. Constellium expects to use the proceeds from the sale to strengthen its balance sheet and increase its financial flexibility.

•	Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, economic downturn, the loss of key customers, suppliers or other business relationships; disruption to business operations; the inability to meet customer quality requirements; delayed readiness for the North American Auto Body Sheet market, the capacity and effectiveness of our hedging policy activities, failure to retain key employees, and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

•	About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €5.2 billion of revenue in 2017.

Constellium’s earnings materials for the second quarter ended June 30, 2018, are also available on the company’s website (www.constellium.com).

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

(in millions of Euros)	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Revenue	1,474	1,382	2,860	2,710
Cost of sales	(1,303)	(1,232)	(2,556)	(2,420)

Gross profit	171	150	304	290

Selling and administrative expenses	(60)	(62)	(118)	(127)
Research and development expenses	(10)	(8)	(21)	(19)
Restructuring costs	—	—	—	(2)
Other gains / (losses) - net	24	(7)	(23)	31

Income from operations	125	73	142	173

Finance costs - net	(36)	(39)	(70)	(93)
Share of loss of joint-ventures	(9)	(7)	(12)	(13)

Income before income tax	80	27	60	67

Income tax expense	(25)	(12)	(29)	(39)

Net income	55	15	31	28

Net income attributable to:
Equity holders of Constellium	55	16	31	29
Non-controlling interests	—	(1)	—	(1)

Net income	55	15	31	28

Earnings per share attributable to the equity holders of Constellium, in euros per share
Basic	0.41	0.15	0.23	0.27
Diluted	0.39	0.15	0.22	0.27
Weighted average shares, in thousands
Basic	134,562	105,558	134,518	105,554
Diluted	139,034	106,704	139,033	106,704

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS) (UNAUDITED)

(in millions of Euros)	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Net income	55	15	31	28

Other comprehensive income / (loss)
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations	2	8	27	17
Income tax on remeasurement on post-employment benefit obligations	(1)	—	(7)	(2)
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedge	(23)	24	(14)	29
Income tax on cash flow hedge	8	(7)	5	(9)
Currency translation differences	4	(11)	1	(13)

Other comprehensive (loss) / income	(10)	14	12	22

Total comprehensive income	45	29	43	50

Attributable to:
Equity holders of Constellium	45	30	43	51
Non-controlling interests	—	(1)	—	(1)

Total comprehensive income	45	29	43	50

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

(in millions of Euros)	At June 30, 2018	At December 31, 2017
Assets
Current assets
Cash and cash equivalents	166	269
Trade receivables and other	656	419
Inventories	745	643
Other financial assets	35	69

	1,602	1,400

Non-current assets
Property, plant and equipment	1,545	1,517
Goodwill	414	403
Intangible assets	68	68
Investments accounted for under the equity method	1	1
Deferred income tax assets	159	164
Trade receivables and other	48	48
Other financial assets	85	110

	2,320	2,311

Total Assets	3,922	3,711

Liabilities
Current liabilities
Trade payables and other	1,096	930
Borrowings	130	106
Other financial liabilities	28	23
Income tax payable	10	11
Provisions	40	40

	1,304	1,110

Non-current liabilities
Trade payables and other	40	54
Borrowings	2,054	2,021
Other financial liabilities	29	43
Pension and other post-employment benefit obligations	643	664
Provisions	96	113
Deferred income tax liabilities	28	25

	2,890	2,920

Total Liabilities	4,194	4,030

Equity
Share capital	3	3
Share premium	420	420
Retained deficit and other reserves	(703)	(750)

Equity attributable to equity holders of Constellium	(280)	(327)
Non-controlling interests	8	8

Total Equity	(272)	(319)

Total Equity and Liabilities	3,922	3,711

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(in millions of Euros)	Share Capital	Share Premium	Remeasure- ment	Cash flow hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2018	3	420	(147)	13	(7)	25	(634)	(327)	8	(319)
Change in accounting policies	—	—	—	—	—	—	(2)	(2)	—	(2)

At January 1, 2018 restated	3	420	(147)	13	(7)	25	(636)	(329)	8	(321)
Net income	—	—	—	—	—	—	31	31	—	31
Other comprehensive income / (loss)	—	—	20	(9)	1	—	—	12	—	12

Total comprehensive income / (loss)	—	—	20	(9)	1	—	31	43	—	43

Transactions with equity holders
Share-based compensation	—	—	—	—	—	6	—	6	—	6
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At June 30, 2018	3	420	(127)	4	(6)	31	(605)	(280)	8	(272)

(in millions of Euros)	Share Capital	Share Premium	Remeasure- ment	Cash flow hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2017	2	162	(151)	(18)	12	17	(603)	(579)	9	(570)
Net income	—	—	—	—	—	—	29	29	(1)	28
Other comprehensive income / (loss)	—	—	15	20	(13)	—	—	22	—	22

Total comprehensive income / (loss)	—	—	15	20	(13)	—	29	51	(1)	50

Transactions with Equity holders
Share-based compensation	—	—	—	—	—	3	—	3	—	3
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At June 30, 2017	2	162	(136)	2	(1)	20	(574)	(525)	8	(517)

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

(in millions of Euros)	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Net income	55	15	31	28
Adjustments
Depreciation and amortization	46	41	90	84
Finance costs - net	36	39	70	93
Income tax expense	25	12	29	39
Share of loss of joint-ventures	9	7	12	13
Unrealized (gains) / losses on derivatives - net and from remeasurement of monetary assets and liabilities - net	(12)	9	41	(14)
Losses on disposal	3	1	4	2
Other - net	3	2	5	3
Interest paid	(24)	(41)	(60)	(80)
Income tax paid	(10)	(5)	(11)	(7)
Change in trade working capital
Inventories	(63)	(10)	(94)	(37)
Trade receivables	(55)	(48)	(196)	(170)
Trade payables	26	29	108	152
Change in provisions and pension obligations	(2)	(1)	(3)	(22)
Other working capital	(19)	(5)	(32)	(3)

Net cash flows from / (used in) operating activities	18	45	(6)	81

Purchases of property, plant and equipment	(50)	(60)	(97)	(120)
Equity contributions and loans to joint-ventures	(13)	(10)	(13)	(24)
Other investing activities	3	4	6	9

Net cash flows used in investing activities	(60)	(66)	(104)	(135)

Proceeds from issuance of Senior Notes	—	—	—	610
Repayments of Senior Notes	—	—	—	(610)
Proceeds / (Repayments) from revolving credit facilities and other loans	4	8	10	18
Payment of deferred financing costs and exit fees	—	(2)	—	(42)
Other financing activities	(7)	(4)	(3)	22

Net cash flows (used in) / from financing activities	(3)	2	7	(2)

Net (decrease) / increase in cash and cash equivalents	(45)	(19)	(103)	(56)
Cash and cash equivalents - beginning of period	211	309	269	347
Effect of exchange rate changes on cash and cash equivalents	—	(4)	—	(5)

Cash and cash equivalents - end of period	166	286	166	286

SEGMENT ADJUSTED EBITDA

(in millions of Euros)	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
P&ARP	75	57	126	98
A&T	43	41	77	69
AS&I	39	33	75	64
Holdings and Corporate	(6)	(4)	(10)	(11)

Total	151	127	268	220

SHIPMENTS AND REVENUE BY PRODUCT LINE

(in k metric tons)	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Packaging rolled products	205	208	404	416
Automotive rolled products	49	39	97	73
Specialty and other thin-rolled products	12	11	24	23
Aerospace rolled products	29	28	56	56
Transportation, industry and other rolled products	36	35	73	68
Automotive extruded products	31	28	60	56
Other extruded products	35	34	71	66

Total shipments	397	383	785	758

(in millions of Euros)
Packaging rolled products	589	566	1,125	1,116
Automotive rolled products	163	123	318	227
Specialty and other thin-rolled products	49	47	96	98
Aerospace rolled products	197	207	376	408
Transportation, industry and other rolled products	159	159	323	301
Automotive extruded products	178	151	347	309
Other extruded products	149	137	297	265
Other and inter-segment eliminations	(10)	(8)	(22)	(14)

Total revenue	1,474	1,382	2,860	2,710

NON-GAAP MEASURES

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

(in millions of Euros)	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Net income	55	15	31	28
Income tax expense	25	12	29	39

Income before income tax	80	27	60	67
Finance costs – net	36	39	70	93
Share of loss of joint-ventures	9	7	12	13

Income from operations	125	73	142	173
Depreciation and amortization	46	41	90	84
Restructuring costs	—	—	—	2
Unrealized (gains) / losses on derivatives	(11)	10	43	(18)
Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities - net	—	1	(1)	5
Gains on pension plans amendments (A)	—	—	—	(22)
Share based compensation costs	3	1	6	3
Metal price lag (B)	(20)	(7)	(24)	(20)
Start-up and development costs (C)	5	5	9	10
Manufacturing system and process transformation costs	—	1	—	1
Losses on disposals	3	1	4	2
Other	—	1	(1)	—

Adjusted EBITDA	151	127	268	220

(A)	For the six months ended June 30, 2017, amendments to certain Swiss pension plan, US pension plan and OPEB resulted in a €22 million gain.
(B)	Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium revenues are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.
(C)	For the six months ended June 30, 2018, start-up and development costs include €9 million related to new projects in our AS&I operating segment. For the six months ended June 30, 2017, start-up and development costs include €7 million related to new sites in our AS&I operating segment and €3 million to ABS growth projects both in Europe and the U.S.

Reconciliation of net cash flows from operating activities to Free Cash Flow (a non-GAAP measure)

	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Net cash flows from / (used in) operating activities	18	45	(6)	81
Purchases of property, plant and equipment	(50)	(60)	(97)	(120)
Equity contributions and loans to joint-ventures	(13)	(10)	(13)	(24)
Other investing activities	3	4	6	9

Free Cash Flow	(42)	(21)	(110)	(54)

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At June 30, 2018	At December 31, 2017
Borrowings	2,184	2,127
Fair value of cross currency basis swaps, net of margin calls	20	32
Cash and cash equivalents	(166)	(269)
Cash pledged for issuance of guarantees	—	(1)

Net debt	2,038	1,889

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP financial measures used in this press release are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating how well we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Free Cash Flow is net cash flow from operating activities less capital expenditure, equity contributions and loans to joint ventures and other investing activities. Net debt is defined as borrowings plus or minus the fair value of cross currency basis swaps net of margin calls less cash and cash equivalents and cash pledged for the issuance of guarantees.

Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company.

Net debt and Free Cash Flow are not presentations made in accordance with IFRS, and should not be considered as an alternative to borrowings or operating cash flows determined in accordance with IFRS.